April 12, 2011

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 Form 6-K filed January 28, 2011 File No. 000-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below is the Company’s response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) and the Form 6-K of the Company filed January 28, 2011 (the “January 28, 2011 Form 6-K”) set forth in your letter dated March 29, 2011 (the “Comment Letter”).  For the convenience of the Staff, the comment in the Comment Letter is reprinted below in italics under the Staff’s topic heading and is followed by response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letters dated September 29, 2010, November 15, 2010, December 23, 2010, January 25, 2011 and February 21, 2011.

Form 6-K filed January 28, 2011

2.
We note from your response to prior comment 2, management was optimistic that the legal disputes would be resolved in the fourth quarter of 2010, or early in fiscal 2011, in a manner favorable to the company. Tell us why the company believed the dispute would be resolved so quickly and what changed such that management now believes the resolution will take longer.  Also, tell us whether management continues to believe the dispute will be resolved in your favor. In addition, tell us whether you have finalized your impairment analysis as of December 31, 2010 and if so, tell us whether you recorded an impairment charge in the fourth quarter of fiscal 2010. Also, provide us the details to your December 2010 impairment analysis and tell us what changed from the September analysis to the December analysis that resulted in the company recording an impairment charge, if any.

Response:

As of September 30, 2010, and through the filing of the Form 6-K of the Company on November 26, 2010, management optimistically believed that the legal disputes would be resolved in the fourth quarter of 2010, or early 2011.  The Company’s belief that the dispute would be resolved successfully in that time period was based on the Company’s assessment that it had a strong legal case and was vigorously pursuing relief in courts in multiple jurisdictions. However, as time has progressed, the other parties to the dispute have continued to employ procedural and other tactics to delay the progress of the litigation and increase its complexity. The judicial systems in the various jurisdictions have also proceeded at a slower than anticipated pace,

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

notwithstanding the Company’s efforts to expedite matters. In addition, the Company recently learned that the other shareholder in T2 Entertainment has taken certain actions that could be quite detrimental to the Company’s position in the litigation involving T2 Entertainment. The Company is pursuing various options to minimize any possible negative effect on the T2 Entertainment litigation but this could take some time and the outcome is uncertain.

Accordingly, while management continues to believe that its general legal position is sound, as a result of the recent setbacks and the increasing complexity of the ongoing litigation, it is now impractical for the Company to estimate with any degree of certainty the timeline for the eventual resolution of the dispute or the likelihood of a successful outcome.

In connection with the Company’s year-end financial reporting process, management was required to perform an impairment analysis for the Company’s investment in and advances to the entities held by T2CN as of December 31, 2010. Given the uncertain timeline noted above relating to the resolution of the dispute, and primarily because the Company still cannot exercise any control over the operations of T2CN or obtain any financial data from the management of T2CN, management decided to completely write-off both the Company’s investment and its advances to the entities held by T2CN in order to properly reflect GigaMedia’s financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in the fourth quarter of 2010 are approximately US$22.2 million (after removing the other comprehensive income component of equity related to T2CN from the Company’s balance sheet) and approximately US$1.4 million, respectively.

*   *   *   *

In connection with its response to the Staff’s comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response to the Staff’s comment, or require additional information, please contact the undersigned at 011-852-3166-9830 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred to Mr. Tracy.

Sincerely,

/s/ Lester A. Wong
Lester A. Wong General Counsel

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

cc:
Yichin Lee
Chief Executive Officer
GigaMedia Limited

Thomas Hui
President and Chief Operating Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Alec P. Tracy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP